Exhibit 99.1

Annual General Meeting Noah Holdings Limited (the “Company”) ADS CUSIP No.: 65487X102.* ADS Record Date: April 16, 2026. Meeting Specifics: Annual General Meeting to be held on Thursday, June 11, 2026 at 9:00 a.m. Hong Kong time (or 9:00 p.m. on Wednesday, June 10, 2026, New York time) at 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong (the “Meeting”). Depositary: Citibank, N.A. Deposit Agreement: Deposit Agreement, dated as of November 9, 2010, as amended by Amendment No. 1 to Deposit Agreement, dated as of March 28, 2016, and the Letter Agreement, dated as of December 22, 2022. Deposited Securities: Ordinary Shares of the Company. Custodian(s): Citibank, N.A. - Hong Kong. *ADS CUSIP No. is provided as a convenience only and without any liability for accuracy The undersigned holder, as of the ADS Record Date, of the American Depositary Shares issued under the Deposit Agreement and identified above (such American Depositary Shares, the “ADSs”), hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof. The Depositary has been advised by the Company that in accordance with Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited that voting of the shareholders at the Annual General Meeting is by a poll. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs as follows: (i) in the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) in the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs. If the Depositary does not receive instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose and voting is by poll, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of Deposited Securities may be materially adversely affected. Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except (i) in the case voting at the shareholders meeting is by show of hands, in which case the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) as contemplated in Section 4.10 of the Deposit Agreement). Notwithstanding anything else contained herein, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders. Please indicate on the reverse side hereof how the Deposited Securities are to be voted. The Voting Instructions must be marked, signed and returned on time in order to be counted. By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein. The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 a.m. (New York time) on June 2, 2026 for action to be taken. 2026 VOTING INSTRUCTIONS AMERICAN DEPOSITARY SHARES

ORDINARY RESOLUTIONS

1. To receive and consider the audited consolidated financial statements of the Company and the reports of the directors and auditor of the Company for the year ended December 31, 2025.
2. (A) To re-elect the following directors of the Company (the "Directors"):
   (i) Ms. Chia-Yue Chang, to serve as a non-executive Director, subject to her earlier resignation or removal;
   (ii) Ms. May Yihong Wu, who has served more than nine years since November 9, 2010, to serve as an independent Director, subject to her earlier resignation or removal
   (B) To authorize the Board to fix the remuneration of the Directors.
3. (A) To consider, approve and declare Final Dividend of RMB306.0 million (approximately US$44.9 million) in aggregate in respect of the year ended December 31, 2025, which will be paid out of the corporate actions budget equivalent to 50% of the non-GAAP net income attributable to Shareholders during the year ended December 31, 2025 to Shareholders whose names appear on the register of members of the Company as of the Dividend Record Date; if declared and paid, a Final Dividend of RMB0.933 (equivalent to approximately US$0.137, or approximately HK$1.072) per share (tax inclusive) in respect of the year ended December 31, 2025 will be paid out to Shareholders who are entitled to dividends, subject to adjustment to the number of Shares of the Company entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment; and
   (B) To consider, approve and declare Special Dividend of RMB306.0 million (approximately US$44.9 million) in aggregate, which will be paid out of the accumulated return surplus cash from the years prior to 2025, to Shareholders whose names appear on the register of members of the Company as of the Dividend Record Date; if declared and paid, a non-recurring Special Dividend of RMB0.933 (equivalent to approximately US$0.137, or approximately HK$1.072) per share (tax inclusive) will be paid out to Shareholders who are entitled to dividends, subject to adjustment to the number of Shares of the Company entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment.
4. To re-appoint Deloitte Touche Tohmatsu as the auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix its remuneration for the year ending December 31, 2026.
5. (A) To grant a repurchase mandate (the "Repurchase Mandate") to the Board to repurchase Shares and/or ADSs not exceeding 10% of the total number of issued and outstanding shares of the Company (excluding treasury shares and shares repurchased pending for cancellation) as of the date of passing of this ordinary resolution.
   (B) To grant an issuance mandate (the "Issuance Mandate") to the Board to issue, allot or deal with additional Shares and/or ADSs (including any sale or transfer of treasury Shares) not exceeding 20% of the total number of issued and outstanding shares of the Company (excluding treasury shares and shares repurchased pending for cancellation) as of the date of passing of this ordinary resolution.
   (C) Conditional upon passing of resolutions numbered 5(A) and 5(B) above, to extend the Issuance Mandate by adding the number of repurchased Shares and/or Shares underlying the ADSs under the Repurchase Mandate to the total number of Shares and/or Shares underlying the ADSs which may be allotted and issued by the Directors pursuant to the Issuance Mandate, provided that such amount shall not exceed 10% of the number of the issued and outstanding shares of the Company (excluding treasury shares and shares repurchased pending for cancellation) as of the date of passing of this resolution.
   (D) Conditional upon passing of resolutions numbered 5(B) above, to consider and approve the Accelerated Vesting of the RSUs granted or to be granted under the Settlement Plans under the Issuance Mandate.

SPECIAL RESOLUTION

6. To adopt the New Articles of Association.

Capitalized terms used but not otherwise defined herein shall have the same meanings set forth in the circular of the Company dated April 30, 2026.

The Depositary has been advised by the Company that its board of directors recommend a "FOR" vote for each resolution.

A Issues Noah Holdings Limited

	For	Against	Abstain		For	Against	Abstain
Resolution 1	☐	☐	☐	Resolution 4	☐	☐	☐
Resolution 2(A)(i)	☐	☐	☐	Resolution 5(A)	☐	☐	☐
Resolution 2(A)(ii)	☐	☐	☐	Resolution 5(B)	☐	☐	☐
Resolution 2(B)	☐	☐	☐	Resolution 5(C)	☐	☐	☐
Resolution 3(A)	☐	☐	☐	Resolution 5(D)	☐	☐	☐
Resolution 3(B)	☐	☐	☐	Resolution 6	☐	☐	☐

B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions "FOR" the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an "ABSTAIN" Voting Instruction for such issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)
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